Exhibit 10.20

August 2, 2002

Neil Laird
611 Lombardy Way
Redwood City, CA 94062

Dear Neil:

I am pleased to extend an offer of employment to you for the position of Senior Vice President and Chief Financial Officer of Docent, Inc. reporting directly to me, with the terms described below. You will work out of our Mountain View, CA office.

Your anticipated start date will be August 7, 2002.

Your compensation will be comprised of an annual base salary of $225,000. In addition, assuming your continued employment with Docent you will be guaranteed a quarterly bonus payout of $12,500 per quarter for each of the third and fourth quarters of 2002, for a total 2002 guaranteed bonus payout amount of $25,000. We will agree on your 2003 compensation plan with the Company’s Compensation Committee at the last Committee meeting this year.

You will be eligible to participate in Docent’s standard benefit plans, which currently include medical, dental, vision, long-term disability and term life insurance; 401(k) plan; flexible spending plan, vacation of three weeks per year (up to a maximum accrual of four weeks) and holidays. Details about these benefit plans are available for your review. Docent may modify benefits from time to time, as it deems necessary.

Subject to approval by the Board of Directors, you will be granted a stock option for the purchase of up to 360,000 shares of Docent common stock with an exercise price equal to the fair market value of Docent common stock on the date of grant as determined by the Board of Directors. This option will be granted pursuant to the Docent 2000 Stock Option Plan and will be subject to vesting over four years as follows:  1/4 vests after 12 months of service,  1/48 vests each month of service thereafter.

As a condition of your employment, you agree to sign Docent’s Proprietary Information and Inventions Agreement, which, among other things prohibits the unauthorized use or disclosure of Docent proprietary information. This letter, together with your Proprietary Information and Inventions Agreement and the Officer’s Change in Control Agreement to be entered into by Docent and you if you accept this offer of employment, will form the complete and exclusive statement of your employment agreement with Docent. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written. Further, by signing below and indicating your acceptance of this offer, you represent that you may legally work in the United States of America and agree to provide the necessary supporting documentation. As a Docent employee, you will be expected to abide by Docent rules and regulations as outlined in the Docent Employee Handbook.

August 2, 2002
Mr. Neil Laird

This letter confirms your representations to us that: (i) you are not a party to any employment agreement or other contract or arrangement that prohibits your full-time employment with Docent, (ii) you will not disclose any trade secrets or confidential information of any third party to Docent, and (iii) you do not know of any conflict that would restrict your employment with Docent.

Your employment with Docent is entered into voluntarily. As a result, you may terminate your employment with Docent at any time and for any reason simply by notifying Docent. Likewise, Docent may terminate your employment at any time and for any reason, with or without cause or advanced notice. This at-will employment relationship cannot be changed except in writing signed by an authorized officer of Docent.

Neil, I look forward to having you join the executive team at Docent. If you wish to accept this employment offer under the terms described above, please sign, date and confirm your start date below and return a copy to me within two business days.

I look forward to your favorable reply and to a long and prosperous work relationship.

Sincerely,

R. Andrew Eckert
President & Chief Executive Officer Docent, Inc.

Accepted:	/s/ NEIL J. LAIRD	Date:	August 7, 2002
Neil J. Laird

Start Date:	August 7, 2002